Exhibit 99.1

STEALTHGAS INC. ANNOUNCES

NEW VESSEL ACQUISITIONS, CANCELLATIONS AND NEW

EMPLOYMENT FOR ITS VESSELS

ATHENS, Greece, July 17, 2014 – STEALTHGAS INC. (Nasdaq:GASS), a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today as part of its fleet expansion program the acquisition of four newbuilding LPG vessels.

The additions to the fleet consist of two 22,000 cbm semi refrigerated eco LPG carriers scheduled to be delivered in the first quarter of 2017 from a Korean yard with owners options for another two vessels. The company has agreed to cancel two 5,000 cbm pressurized newbuildings under construction in Korea and the company will be refunded all amounts advanced to date for those vessels. These newbuilding orders will be replaced by a 7,500 cbm pressurized eco LPG carrier scheduled to be delivered in the first quarter of 2016 and a 7,200 cbm pressurized eco LPG carrier scheduled to be delivered in the third quarter of 2016. Both vessels will be built in Japan.

Under its fleet expansion program the company has agreed to acquire a total of 19 newbuilding LPG carriers, including two LPG carriers, the Eco Stream and the Eco Chios that were delivered on schedule in March 2014 and in May 2014, respectively. Deposits of $83 million have already been paid for the remaining 17 newbuilding LPG carriers and the company intends to fund the remaining capital expenditure of approximately $308 million through bank finance and available cash. The company has concluded negotiations with banks for firm commitments to finance 13 of these vessels for an amount up to $171 million, and is in discussions with financial institutions for additional bank finance of approximately $96 million for the remaining vessels including the four newbuilding vessels whose acquisitions were announced today. With these additions to the fleet our total asset value will amount to approximately $1.05 billion.

The Company also announced the conclusion of the following chartering arrangements:

A one year time charter for its 5,013 cbm, 1994 built, LPG carrier, Gas Emperor, to an international trading house until January 2016.

A four month time charter for its 5,000 cbm, 2003 built, LPG carrier, Gas Prodigy, to an international gas trader, until November 2014.

A one year extension of the current charter for its 5,000 cbm, 2011 built, LPG carrier, Gas Cerberus, to an international trading house until July 2015.

A one year extension of the current charter for its 5,000 cbm, 2006 built, LPG carrier, Gas Ethereal, to an international trading house until September 2015.

A one year time charter for its 3,500 cbm, 1998 built, LPG carrier, Gas Legacy, to an established owner-operator until May 2015.

A one year time charter for its 3,500 cbm, 2008 built, LPG carrier, Sakura Symphony, to an established owner-operator until September 2015.

A seven year bareboat charter for its newbuilding 3,500 cbm LPG carrier, Eco Elysium, to be delivered August 2014, to an established owner-operator.

A seven year bareboat charter for its newbuilding 3,500 cbm LPG carrier, Eco Royalty, to be delivered April 2015, to an established owner-operator.

A seven year bareboat charter for its newbuilding 3,500 cbm LPG carrier, Eco Loyalty, to be delivered May 2015, to an established owner-operator.

With these charters the Company is securing additional revenues of approximately $50 million, out of which 85% is generated by the 3,500 cbm LPG carriers, the smallest size vessels in the fleet. The company now has contracted revenues that amount to approximately $250 million.

CEO Harry Vafias commented

We are very excited to announce the ordering of new generation 22,000 cbm semi refrigerated eco LPG carriers in one of the best yards in the world that will complement well our leading pressurized fleet. Moreover the announcement of new employments especially three very long charters, only amplifies our belief that good times are ahead.

Fleet Profile and Fleet Deployment

The table below shows the company’s fleet development and deployment:

LPG Carrier Fleet

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Employment Status	Charter Expiration (1)
Gas Cathar	7,517	F.P.	2001	Time Charter	Jul-16
Gas Esco	7,500	F.P.	2012	Time Charter	Jun-17
Gas Husky	7,500	F.P.	2011	Bareboat	Jan-17
Gas Premiership	7,200	F.P.	2001	Time Charter	Oct-16
Eco Stream (2)	7,200	F.P.	2014	Bareboat	Mar-22
Eco Chios (2)	7,200	F.P.	2014	Bareboat	May-22
Gas Haralambos	7,000	F.P.	2007	Time Charter	Jul-16
Gas Marathon	6,572	F.P.	1995	Spot	—
Gas Moxie	6,562	F.P.	1992	Spot	—
Gas Flawless	6,300	F.P.	2007	Spot	—
Gas Monarch	5,018	F.P.	1997	Time Charter	Jan-15
Gas Nirvana (Lyne)	5,014	F.P.	1996	Spot	—
Gas Emperor	5,013	F.P.	1994	Time Charter	Jan-16
Gas Texiana	5,001	F.P.	1995	Spot	—
Gas Prodigy (Sir_Ivor)	5,000	F.P.	2003	Time Charter	Nov-14
Gas Icon	5,000	F.P.	1994	Time Charter	Aug-14
Gas Defiance	5,000	F.P.	2008	Time Charter	Jan-15
Gas Shuriken	5,000	F.P.	2008	Time Charter	Oct-14
Gas Elixir	5,018	F.P.	2011	Bareboat	Dec-15
Gas Cerberus	5,018	F.P.	2011	Time Charter	Jul-15
Gas Myth	5,018	F.P.	2011	Time Charter	Nov-14
Gas Ethereal	5,000	F.P.	2006	Time Charter	Sep-15
Gas Inspiration	5,000	F.P.	2006	Time Charter	Aug-14
Gas Sincerity (3)	4,123	F.P.	2000	Bareboat	Aug-18
Gas Spirit (3)	4,112	F.P.	2001	Bareboat	Jan-16
Gas Zael (3)	4,111	F.P.	2001	Bareboat	Feb-18
Gas Kaizen	4,109	S.R.	1991	Time Charter	Jan-15
Gas Evoluzione	3,517	F.P.	1996	Spot	—
Gas Astrid (3)	3,500	F.P.	2009	Bareboat	Apr-22
Gas Legacy	3,500	F.P.	1998	Time Charter	May-15
Sakura Symphony	3,500	F.P.	2008	Bareboat-Time Charter	Sep-15
Gas Sikousis (3)	3,500	F.P.	2006	Bareboat	May-16
Gas Exelero (3)	3,500	F.P.	2009	Bareboat	Jun-22
Gas Alice	3,500	F.P.	2006	Time Charter	July-14
Gas Enchanted	3,500	F.P.	2006	Time Charter	Aug-14
Gas Arctic	3,434	S.R.	1992	Time Charter	Jul-14
Gas Ice	3,434	S.R.	1991	Time Charter	Jan-15
Gas Galaxy	3,312	F.P.	1997	Time Charter	May-16
Gas Pasha	3,244	F.P.	1995	Time Charter	Jan-15
Gas Crystal	3,211	S.R.	1990	Spot	—
FLEET TOTAL: 40 VESSELS	196,758 cbm
TBN	22,000	F.P	2017
TBN	22,000	F.P	2017
TBN	7,200	F.P	2016
TBN	7,500	F.P.	2016
TBN	7,200	F.P	2015
TBN	5,000	F.P	2014
TBN	5,000	F.P	2015
TBN	5,000	F.P	2015
TBN	5,000	F.P	2015
TBN	5,000	F.P	2015
TBN	5,000	F.P	2015
TBN	5,000	F.P	2015
TBN (4)	3,500	F.P	2014	Bareboat	Aug-21
TBN	3,500	F.P	2014
TBN (4)	3,500	F.P	2015	Bareboat	Apr-22
TBN (4)	3,500	F.P	2015	Bareboat	May-22
TBN	3,500	F.P	2015
TOTAL LPG CARRIER FLEET: 57 VESSELS	315,158 cbm

Tanker Fleet

Vessel	Vessel Size (dwt)	Vessel Type	Year Built	Employment Status	Charter Expiration (1)
Navig8 Fidelity	47,000	MR Product Tanker	2008	Bareboat	Jan-16
Navig8 Faith	47,000	MR Product Tanker	2008	Bareboat	Feb-16
Stealth Bahla	46,000	MR Product Tanker	2009	Time Charter	Jul-16
Spike	115,804	Aframax Oil Tanker	2010	Bareboat	Aug-15
TOTAL TANKER FLEET: 4 VESSELS	255,804 dwt

•	F.P.: Fully-Pressurized

•	S.R.: Semi-Refrigerated

•	M.R.: Medium Range

(1)	Earliest date charters could expire.
(2)	Bareboat charter contract subject to a purchase option pursuant to which the charterer may purchase such vessel at any time during the charter at a price that declines overtime from the estimated market value of the vessel at the time of entering into the charter in the first quarter of 2014.
(3)	Bareboat charter contract subject to purchase option pursuant to which charterer may purchase such vessel at the end of the charter.
(4)	Schedule to commence bareboat charter contract subject to purchase option pursuant to which charterer may purchase such vessel at the end of the charter

Our website address is www.stealthgas.com

About StealthGas Inc.

Headquartered in Athens, Greece, StealthGas Inc. is a ship-owning company primarily serving the liquefied petroleum gas (LPG) sector of the international shipping industry. StealthGas Inc. currently has a fleet of 40 LPG carriers with a total capacity of 196,758 cubic meters (cbm), three M.R. product tankers and one Aframax oil tanker with a total capacity of 255,804 deadweight tons (dwt). The Company has agreed to acquire 17 LPG carriers with expected deliveries by 2017. Giving effect to the delivery of these acquisitions, StealthGas Inc.’s LPG carrier fleet will be composed of 57 LPG carriers with a total capacity of 315,158 cubic meters (cbm). StealthGas Inc.’s shares are listed on the NASDAQ Global Select Market and trade under the symbol “GASS”.

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, changes in STEALTHGAS INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Stavros Papantonopoulos

Finance Manager

STEALTHGAS INC.

011-30-210-6250-001

E-mail: info@stealthgas.com